Exhibit 99.1

FOR RELEASE

Unitil Reports First Quarter Earnings

HAMPTON, N.H., MAY 4, 2021 — Unitil Corporation (the “Company”) (NYSE: UTL) (www.unitil.com) today announced Net Income of $18.9 million, or $1.26 in Earnings Per Share (EPS), for the first quarter of 2021, an increase of $3.7 million in Net Income, or $0.24 per share, compared to the first quarter of 2020. The Company’s earnings in 2021 reflect higher Gas and Electric Adjusted Gross Margins (a non-GAAP measure). The Company’s GAAP Gas and Electric Gross Margins for the first quarter of 2021 were $39.6 million and $17.2 million, respectively.

“Despite the challenges related to the pandemic, we have continued to provide safe and reliable electric and gas service, while focusing on the well-being of our customers and employees,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We are pleased with our first quarter results, which reflect ongoing operating and regulatory initiatives and sustained electric and gas customer growth and we look forward to the full and safe reopening of the economy.”

Gas Adjusted Gross Margin (a non-GAAP measure1) was $47.8 million in the first quarter of 2021, an increase of $5.4 million compared to the same period in 2020, driven largely by higher rates of $3.3 million. The remaining increase of $2.1 million reflects the favorable effects of colder winter weather and customer growth, partially offset by lower Commercial and Industrial (C&I) sales.

Gas therm sales increased 6.1% in the first quarter of 2021 compared to the same period in 2020. The increase in gas therm sales reflects colder winter weather in the first quarter of 2021 compared to the same period in 2020 and customer growth, partially offset by lower C&I sales.

[1]

The accompanying Supplemental Information more fully describes the non-GAAP measures used in this press release and includes a reconciliation of the non-GAAP measures to what the Company’s management believes are the most comparable GAAP measures.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Based on weather data collected in the Company’s gas service areas, on average there were 8.1% more effective degree days (EDD) in the first quarter of 2021 compared to the same period in 2020, although 6.6% fewer EDD compared to normal. The Company estimates weather-normalized gas therm sales, excluding decoupled sales, increased 0.1% in the first quarter of 2021 compared to the same period in 2020. As of March 31, 2021, the number of gas customers served increased by 1,602 over the previous year.

Electric Adjusted Gross Margin (a non-GAAP measure1) was $23.7 million in the first quarter of 2021, an increase of $0.6 million compared to the same period in 2020. This increase reflects colder winter weather, customer growth, and the combined net effect of higher Residential sales and lower C&I sales associated with the coronavirus pandemic.

Total electric kilowatt-hour (kWh) sales increased 0.7% in the first quarter of 2021 compared to the same period in 2020. Sales to Residential customers increased 7.3% while sales to C&I customers decreased 4.1% in the first quarter of 2021 compared to the same period in 2020. The increase in sales to Residential customers reflects higher consumption and customer growth. The decrease in sales to C&I customers reflects lower usage, partially offset by customer growth. As of March 31, 2021, the number of electric customers served increased by 984 over the previous year.

Operation and Maintenance (O&M) expenses decreased $0.9 million in the three months ended March 31, 2021 compared to the same period in 2020. The change in O&M expenses reflects lower labor costs of $0.8 million and lower professional fees of $0.4 million, partially offset by higher utility operating costs of $0.3 million.

Depreciation and Amortization expense increased $1.4 million in the three months ended March 31, 2021 compared to the same period in 2020, primarily reflecting additional depreciation associated with higher utility plant in service.

Taxes Other Than Income Taxes decreased $0.3 million in the three months ended March 31, 2021 compared to the same period in 2020, reflecting lower payroll taxes, partially offset by higher local property taxes on higher levels of utility plant in service.

Other Expense (Income), Net decreased $0.2 million in the three months ended March 31, 2021 compared to the same period in 2020, reflecting lower retirement benefit and other costs.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Interest Expense, Net increased $0.5 million compared to the same period in 2020, reflecting higher interest on long-term debt and higher net interest on regulatory assets and liabilities, partially offset by lower rates on lower levels of short-term borrowings.

Provision for Income Taxes Federal and State Income Taxes increased $1.8 million for the three months ended March 31, 2021 compared to the same period in 2020, primarily reflecting higher pre-tax earnings in the current period.

At its January 2021 and April 2021 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.38 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.52 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use gas for heating purposes.

The Company will hold a quarterly conference call to discuss first quarter 2021 results on Tuesday, May 4, 2021, at 2:00 p.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 107,100 electric customers and 85,600 natural gas customers. For more information about our people, technologies, and community involvement please visit www.unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the coronavirus (COVID-19) pandemic, which could adversely impact the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2021 and 2020 is presented in the following table:

Unitil Corporation—Condensed Financial Data

(Millions, except Per Share and Shares Data) (Unaudited)

	Three Months Ended March 31,
	2021	2020	Change
Gas Therm Sales:
Residential	23.6	22.1	6.8%
Commercial/Industrial	71.6	67.6	5.9%

Total Gas Therm Sales	95.2	89.7	6.1%

Electric kWh Sales:
Residential	192.2	179.1	7.3%
Commercial/Industrial	231.9	241.9	(4.1%)

Total Electric kWh Sales	424.1	421.0	0.7%

Gas Revenues	$78.7	$70.2	$8.5
Cost of Gas Sales	30.9	27.8	3.1

Gas Adjusted Gross Margin	47.8	42.4	5.4
Electric Revenues	60.1	60.2	(0.1)
Cost of Electric Sales	36.4	37.1	(0.7)

Electric Adjusted Gross Margin	23.7	23.1	0.6

Total Adjusted Gross Margin	71.5	65.5	6.0

Operation & Maintenance Expenses	17.0	17.9	(0.9)
Depreciation & Amortization	14.9	13.5	1.4
Taxes Other Than Income Taxes	6.2	6.5	(0.3)
Other Expense (Income), Net	1.3	1.5	(0.2)
Interest Expense, Net	6.7	6.2	0.5

Income Before Income Taxes	25.4	19.9	5.5
Provision for Income Taxes	6.5	4.7	1.8

Net Income	$18.9	$15.2	$3.7

Earnings Per Share	$1.26	$1.02	$0.24

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Supplemental Information

The Company analyzes operating results using Gas and Electric Adjusted Gross Margins, which are non-GAAP measures. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenue less Cost of Gas Sales. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenues less Cost of Electric Sales. The Company’s management believes Gas and Electric Adjusted Gross Margins provide useful information to investors regarding profitability. The Company’s management also believes Gas and Electric Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of gas and electric sales are tracked, reconciled and passed through directly to customers in gas and electric tariff rates, resulting in an equal and offsetting amount reflected in Total Gas and Electric Operating Revenue.

In the tables below the Company has reconciled Gas and Electric Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales and Depreciation and Amortization. The Company calculates Gas and Electric Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs not related to volumetric sales revenue, is a meaningful measure to inform investors of the Company’s profitability from gas and electric sales in the period.

Three Months Ended March 31, 2021 ($ in millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$78.7	$60.1	$—	$138.8
Less: Cost of Sales	(30.9)	(36.4)	—	(67.3)
Less: Depreciation and Amortization	(8.2)	(6.5)	(0.2)	(14.9)

GAAP Gross Margin	39.6	17.2	(0.2)	56.6
Depreciation and Amortization	8.2	6.5	0.2	14.9

Adjusted Gross Margin	$47.8	$23.7	$—	$71.5

Three Months Ended March 31, 2020 ($ in millions)
	Gas	Electric	Non- Regulated and Other	Total
Total Operating Revenue	$70.2	$60.2	$—	$130.4
Less: Cost of Sales	(27.8)	(37.1)	—	(64.9)
Less: Depreciation and Amortization	(7.4)	(5.9)	(0.2)	(13.5)

GAAP Gross Margin	35.0	17.2	(0.2)	52.0
Depreciation and Amortization	7.4	5.9	0.2	13.5

Adjusted Gross Margin	$42.4	$23.1	$—	$65.5

Gas GAAP gross margin was $39.6 million in the first quarter of 2021, an increase of $4.6 million compared to the same period in 2020, driven largely by higher rates of $3.3 million. The remaining increase of $1.3 million reflects the favorable effects of colder winter weather and customer growth, partially offset by lower C&I sales, and higher depreciation and amortization.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric GAAP gross margin was $17.2 million in the first quarter of 2021, on par with the same period in 2020, reflecting an increase of $0.6 million due to colder winter weather, customer growth, and the combined net effect of higher Residential sales and lower C&I sales associated with the coronavirus pandemic, offset by higher depreciation and amortization of $0.6 million.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com